Exhibit 99.2

Noah Holdings Limited Announces Strategic Investment in Digital Yield Fund

SHANGHAI, August 28, 2025 /PRNewswire/ -- Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced that on August 27, 2025, a subsidiary of the Company committed to subscribing for certain interests in a private credit digital yield fund with a total capital commitment of US$50 million, subject to the terms and conditions provided in the subscription documents. This digital yield fund is managed by Olive, the overseas asset management arm of Noah, and is the first stablecoin yield fund established by Olive in cooperation with Coinbase.

Guided by its primary treasury objective of enhancing returns on the basis of capital preservation, the Company’s subscription in this digital yield fund represents a strategic allocation to a “cash management plus” product. The investment employs a dual-allocation strategy, focusing primarily on generating stable income from a risk-defined credit portfolio, while obtaining controlled and ancillary exposure to the digital asset ecosystem for the purposes of long-term diversification and capability-building.

Ms. Jingbo Wang, Co-founder and Chairwoman of Noah, commented, “This investment reflects our commitment to prudent capital allocation, portfolio diversification, and capturing growth opportunities in emerging sectors. It aligns with our long-term objectives of delivering consistent, risk-adjusted returns for our shareholders.”

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah’s American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol “NOAH,” and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code “6686.” One ADS represents five ordinary shares, par value $0.00005 per share.

In the first half of 2025, Noah distributed RMB33.1 billion (US$4.6 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB145.1 billion (US$20.3 billion) as of June 30, 2025.

Noah’s domestic and overseas wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah’s network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company’s wealth management business had 464,631 registered clients as of June 30, 2025. Through its domestic and overseas asset management business operated by Gopher Asset Management and Olive Asset Management, Noah manages private equity, public securities, real estate, multi-strategies and other investments denominated in RMB and other currencies. The Company also operates other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Rick Chan

Tel: +86-21-8035-8292

ir@noahgroup.com